Direct Line: 416.307.7318 Direct Fax: 416.307.7355 dsimpson@barrick.com	BARRICK GOLD CORPORATION Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Canada M5J 2S1	Tel: (416) 861-9911 Fax: (416) 861-2492

November 30, 2009

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Chris White
Branch Chief, Securities and Exchange Commission

Re:	Barrick Gold Corporation
Form 40-F for Fiscal Year Ended December 31, 2008
Filed March 30, 2009
File No. 001-09059

Dear Mr. White:

We hereby acknowledge receipt of the comment letter dated November 16, 2009 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2008 (the “40-F”).

You have requested a response to your comments set out in the Comment Letter within 10 business days. Unfortunately, as discussed, the appropriate people have not had an opportunity to review the Comment Letter and prepare the response. We will provide our response by December 11, 2009.

Please do not hesitate to contact me if you have any questions concerning the foregoing.

Yours truly,

/s/ David W. Simpson
David W. Simpson
Senior Counsel